Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 22, 2019, relating to the consolidated financial statements and financial statement schedules of CyrusOne Inc. (which report expresses an unqualified opinion, and includes an explanatory paragraph regarding the adoption of Financial Accounting Standards Board Account Standards Update No. 2016-01, Financial Instruments - Overall (Subtopic 825-10)), and the effectiveness of CyrusOne Inc’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of CyrusOne Inc. for the year ended December 31, 2018, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Dallas, Texas

May 3, 2019